EXHIBIT A

CERAGON NETWORKS® REPORTS RECORD FIRST
QUARTER 2007 FINANCIAL RESULTS

“Strong Demand from Emerging Markets Generates Higher Revenues and Bookings”

        TEL AVIV, Israel, April 30, 2007 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a leading provider of high-capacity wireless backhaul solutions, today reported results for the first quarter which ended March 31, 2007.

        Revenues for the first quarter of 2007 were $33.9 million, up 59% from $21.3 million for the first quarter of 2006 and 3% from $32.9 million in the fourth quarter of 2006.

        Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the first quarter of 2007 was $2.6 million or $0.10 per basic share and $0.09 per diluted share. On a non-GAAP basis net income for the first quarter, excluding $390,000 of equity-based compensation expenses, was $3.0 million, or $0.11 per basic share and $0.10 per diluted share, compared to non-GAAP net income of $1.0 million, or $0.04 per basic and diluted share in the first quarter of 2006. (Refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP.)

        Gross margin on a GAAP basis in the first quarter of 2007 was 36.3% of revenues. On a non-GAAP basis gross margin was 36.4% of revenues.

        Cash and cash equivalents, short- and long-term deposits and short- and long-term marketable securities totaled $29.5 million at March 31, 2007.

        “We are pleased to report that we began the year with record results and strong bookings,” said Ira Palti, President and CEO of Ceragon. “Based on strong demand from emerging markets, particularly in the Asia Pacific region, we are revising our revenue growth target for 2007 upward from an increase of around 25% to an increase of about 30% over 2006 .”

        “The need for more high-capacity wireless backhaul is being fueled by growing demand for mobile data services in the developed world, combined with growth in cellular subscribers in emerging economies.  We are also benefiting from the migration to all-IP networks and broadband connectivity via WiMAX.  We are leading the market with field-proven high-capacity solutions including a native IP solution as well as a multi-service solution combining native IP with native TDM capabilities on a single flexible platform.  In addition to our continuous cost reduction program, we are focused on increasing our production capacity and shortening delivery times in order to address the widespread demand,” said Palti.

        A conference call discussing Ceragon’s results for the first quarter of 2007, business conditions, and outlook, will take place today, April 30, 2007, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 230-1766 or international (612) 332-0725 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701  or international (320)-365-3844. A replay of both the call and the webcast link will be accessible through May 30, 2007.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high-capacity wireless backhaul solutions for cellular and fixed wireless operators, enterprises and government organizations. Ceragon’s modular FibeAir® product family is recognized as the gold standard for backhaul transmission and is also one of the top solutions chosen by cellular operators for SONET/SDH rings. A scalable, future-proof solution for wireless transport of broadband services, FibeAir operates across multiple frequencies for IP and SONET/SDH protocols, supporting the emerging needs of next-generation networks that are evolving to all-IP based services, including triple-play. It leads the market in IP backhaul, offering a unique, native IP solution that provides the efficient, robust connectivity required for WiFi, WiMAX and converged networks. Ceragon supports its growing base of more than 180 customers in 70 countries by operating an extensive sales network comprising 17 offices and numerous partners located around the world. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports First Quarter 2007 Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data
(Unaudited)

	Three months ended March 31,
	2007	2006

Revenues	$33,936	$21,322
Cost of revenues	21,627	13,391

Gross profit	12,309	7,931

Operating expenses:
Research and development	3,490	3,241
Less: grants and participations	-	438

Research and development, net	3,490	2,803
Selling and marketing	5,250	3,919
General and administrative	1,119	1,305

Total operating expenses	9,859	8,027

Operating profit (loss)	2,450	(96)
Financial income, net	173	384

Net income	$2,623	$288

Basic net earnings per share	$0.10	$0.01

Diluted net earnings per share	$0.09	$0.01

Weighted average number of shares used in computing basic net earnings per share	27,600,884	26,458,840

Weighted average number of shares used in computing diluted net earnings per share	29,148,689	28,027,069

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Ceragon Reports First Quarter 2007 Results

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
(Unaudited)

	March 31, 2007	December 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,752	$10,170
Short-term bank deposits	2,086	5,364
Marketable securities	6,421	6,578
Trade receivables, net	29,546	27,433
Other accounts receivable and prepaid expenses	5,282	6,925
Inventories	32,122	27,311

Total current assets	91,209	83,781

LONG-TERM INVESTMENTS:
Long-term bank deposits	2,903	2,873
Long-term marketable securities	2,385	4,500
Severance pay funds	2,610	2,537

Total long-term investments	7,898	9,910

PROPERTY AND EQUIPMENT, NET	2,814	2,660

Total assets	$101,921	$96,351

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$21,880	$22,147
Deferred revenues	7,580	3,739
Other accounts payable and accrued expenses	10,406	10,627

Total current liabilities	$39,866	$36,513

LONG-TERM LIABILITIES
Accrued severance pay	4,389	4,352
Other payables	5,948	7,925

Total long-term liabilities	$10,337	$12,277

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	69	68
Additional paid-in capital	182,680	181,137
Other comprehensive income	54	64
Accumulated deficits	(131,085)	(133,708)

Total shareholders' equity	51,718	47,561

Total liabilities and shareholders' equity	$101,921	$96,351

Ceragon Reports First Quarter 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data
(Unaudited)

	Three months ended March 31,
	2007			2006
	GAAP (as reported)	Adjustment (*)	Non-GAAP	Non-GAAP

Revenues	$33,936		$33,936	$21,322
Cost of revenues	21,627	29	21,598	13,322

Gross profit	12,309	29	12,338	8,000

Operating expenses:
Research and development	3,490	62	3,428	3,112
Less: grants and participations	-		-	438

Research and development, net	3,490	62	3,428	2,674
Selling and marketing	5,250	148	5,102	3,742
General and administrative	1,119	151	968	933

Total operating expenses	9,859	361	9,498	7,349

Operating profit	2,450		2,840	651
Financial income, net	173		173	384

Net income	$2,623		$3,013	$1,035

Basic net earnings per share	$0.10		$0.11	$0.04

Diluted net earnings per share	$0.09		$0.10	$0.04

Weighted average number of shares used in computing basic net
earnings per share	27,600,884		27,600,884	26,458,840

Weighted average number of shares used in computing diluted net earnings per share	29,148,689		29,148,689	28,027,069

Total adjustments		390

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports First Quarter 2007 Results

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Office: +972 (3) 645 5513
Mobile: +972 (52) 573 5513
vereds@ceragon.com